OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31505

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **02/01/2025** AND ENDING **01/31/2026**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Liberty Associates, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

501 Fifth Avenue, 15th Floor
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Allison M. Lindh	**212-869-8224**	**alindh@libertyai.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. #406	**Tarzana**	**CA**	**91356**
(Address)	(City)	(State)	(Zip Code)

September 15, 2005	**2370**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allison M. Lindh _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Liberty Associates, Inc. _____ , as of January 31 _____ , 2 026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

allison M. Lindh

Title:

Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Liberty Associates, Inc.

**Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission**

Including Independent Auditor's Report Thereon

For the Year-Ended January 31, 2026

Contents

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 · Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Directors of Liberty Associates, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Liberty Associates, Inc. as of January 31, 2026, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Liberty Associates, Inc. as of January 31, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Liberty Associates, Inc.'s management. My responsibility is to express an opinion on Liberty Associates, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Liberty Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Liberty Associates, Inc.'s financial statements. The Supplemental Information is the responsibility of the Liberty Associates, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Liberty Associates, Inc.'s auditor since 2018.

Tarzana, California

March 26, 2026


Liberty Associates, Inc.
Financial Statements
Statement of Financial Condition
For the Year-Ended January 31, 2026


Assets

Assets

Cash	$ 9,380
Clearing Broker	0
Accounts Receivable	8,163
Total Assets	**$ 17,543**

Liabilities

Liabilities

Clearing Broker	$ 0
Accrued Liabilities	45
Other Liabilities	
Total Liabilities	**$ 45**

Stockholder's Equity

Common Stock (1,440,000 shares authorized, 1,440,000 shares issued and outstanding)	5,000
Preferred Stock (200,000 shares authorized, 180,000 shares issued and outstanding)	460,000
Additional Paid in Capital	652,068
Retained Deficit	(1,099,570)
Total Stockholder's Equity	**17,498**
Total Liabilities and Stockholder's Equity	**$ 17,543**


The accompanying notes are an integral part of these financial statements.


Revenues

Commissions Earned	$ 7,590
Services Income	49,500
Other Income	2,557
Dividend & Interest Income	87
Total Revenues	**$ 59,734**

Operating Expenses

Professional Services	$ 8,000
Clearance Fees	51,759
Commissions	19,281
Insurance Expense	241
Floor Brokerage, Exchange Fees	3,150
Tech, Data, & Communication	5,914
Registration Fees	4,454
Occupancy & Expense Sharing	48,000
Other Expenses	3,345
Total Operating Expenses	**$144,144**

Other Income

Debt Forgiveness	$ 1,452
Total Other Income	**$ 1,452**
Operating Income (Loss)	**$(82,958)**

The accompanying notes are an integral part of these financial statements.

Liberty Associates, Inc.
Financial Statements
Statement of Cash Flows
For the Year-Ended January 31, 2026

Cash Flows From Operating Activities

Net Income (Loss)	$ (82,958)
Accounts Payable	(21,576)
Clearing Broker	(6,776)
Payment Deposit Liabilities	
Accounts Recievable	
Total Adjustments	(28,352)
Net Cash Provided By (Used in) Operating Activities	$(111,310)

Financing Activities

Capital Contribution	59,026
Clearing Deposit	50,000
Issuance of Preferred Stock	
Net Cash Provided By Financing Activities	$109,026

Net Increase (Decrease) In Cash	$(2,284)
Cash at Beginning of Period	$11,664
Cash at End of Period	$ 9,380
Cash Paid for Interest	$0
Cash Paid for Income Taxes	$0

The accompanying notes are an integral part of these financial statements.

Liberty Associates, Inc.
Financial Statements
Statement of Changes in Ownership Equity
For the Year-Ended January 31, 2026

	Common Stock	Preferred Stock	Paid-In Capital	Retained Deficit	Total Equity
Balance – February 1, 2025	$5,000	$460,000	$593,042	($1,016,611)	$41,431
Capital Contributions	-	-	**$59,026**		59,026
Net Income (Loss)	-	-	-	(82,958)	(82,958)
Balance as of January 31, 2026	**$5,000**	**$460,000**	**$652,068**	**($1,099,569)**	**$17,499**

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Liberty Associates, Inc. (the Company) was incorporated in the State of New York effective February 15, 1984. The Company has adopted a fiscal year ending January 31st.

Description of Business

The Company, located in New York, NY is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under an exemption pursuant to exemptive provision under Rule 15c-3(k)(2)(ii).

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the commission statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 26, 2026, which is the date the financial statements were available to be issued.

NOTE B - ASC 606 Revenue Recognition

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments see below.

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from Underwriting and Selling Group Participation: This includes revenue from underwritings and selling group participation in any capacity.

Interest/Rebate/Dividend Income: This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Due to the nature of the Company's business, changes in receivables, contract assets and contract liabilities with customers due to revenue recognized from performance obligations satisfied in previous periods were immaterial.

NOTE C - CONCENTRATION OF CREDIT RISK

At January 31, 2026, the Corporation maintained a cash balance of $9,380 in a bank account. The bank account is insured by the Federal Deposit Insurance Corporation up to $250,000, and at January 31, 2026 is fully insured. The money market fund is unsecured. Accordingly, the Corporation is subject to credit risk from this concentration.

NOTE D - COMMITMENTS AND CONTINGENCIES

Liberty Associates, Inc. does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE E - FAIR VALUE

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those Instruments. Available- for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
January 31, 2026	Carrying Value Level 1	Fair Value Level 1
Marketable Securities	$0	$0
Total	$0	$0

<u>Fair Value of Financial Instruments</u>

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. Minimum net capital is the greater of $5,000 or 6 2/3 of aggregate indebtedness. In this case the minimum net capital is $5,000. On January 31, 2026, the Company's net capital of $9,335 exceeded the minimum net capital requirement of $5,000 by $4,335 and the Company's ratio of aggregate indebtedness of $45 to net capital was .0:1, which is less than the 15:1 maximum ratio requirement.

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3- 1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate it's net capital requirement under the alternative reserve requirement method.

NOTE G - POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions under Rule 15c-3-3(k)(2)(ii).

NOTE H - INCOME TAXES

The Company accounts for income taxes using the asset and liability method. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is *more likely than not* that a portion or all of a given deferred tax asset will not be realized. Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, with represents the amount of tax currently payable to or receivable from a taxing authority. The Company is subject to audit by the taxing agencies for years ending January 31, 2023, 2024, 2025.

The NOL carryforward is available for 20 years, expiring January 31, 2045 in the amount of $861,407.

Note I – Related Party Transactions

During the reporting period the Firm had in place an expense sharing agreement with S&E Azriliant, P.C., a related party in the amount of $4,000 per month which includes rental expense, utilities, communication, telephone, and supplies totaling $48,000. The Firm believes ASC 842 lease accounting does not apply as it has an expense sharing agreement.

Note J – Commitments and Contingencies

The Firm had no comiitments or contingencies outstanding during Fiscal Year End January 31, 2026.

Note K – Segment Reporting

The Company is engaged in a single line of business as a securities broker dealer, which is comprised of several classes of services, including agency transactions in equity and debt, investment banking and investment advisory.   The Company has identified the Chief Financial Officer as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Schedule II

Computation of Net Capital

Stockholder's Equity		$ 17,498
Non-Allowable Assets		
Property and Equipment	$ 0.00	
Accounts Receivable - other	(8,163)	
Total Non-Allowable Assets		$ (8,163)
Other Securities	$0.00	
Exempted Securities	0.00	
Other Charges	0.00	
Haircuts on Securities Positions		
Securities Haircuts	$ 0.00	
Undue Concentration Charges	0.00	$0.00
Net Allowable Capital		$ 9,335

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 3
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	$4,335

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 45
Percentage of Aggregate Indebtedness to Net Capital	0.48%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of January 31, 2026	$ 9,335
Adjustments	
Increase (Decrease) in Equity	0.00
(Increase) Decrease in Non-Allowable Assets	0.00
(Increase) Decrease in Securities Haircuts	0.00
Net Capital per Audit	$ 9,335
Reconciled Difference	-

The accompanying notes are an integral part of these financial statements.

Liberty Associates, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended January 31, 2026

Schedule II

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Schedule III

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.



March 26, 2026

Brian W. Anson
18455 Burbank Blvd.
Suite 406
Tarzana, CA 91356

RE: Exemption Statement Rule 15c3-3(k)(2)(ii) for FYE January 31, 2026

Dear Mr. Anson,

 Please be advised that Liberty Associates, Inc. has complied with the Exemption Rule 15c3-3(k)(2)(ii), for the period of February 1, 2025 through January 31, 2026. Liberty Associates, Inc. did not hold customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3. For a portion of the fiscal year, the Firm introduced customer transactions on a fully disclosed basis through its clearing arrangement with RBC Correspondent Services. The Firm's securities activities during the year consisted primarily of introducing and arranging institutional securities transactions, including participation in private placements and acting as a finder or referral agent in connection with capital markets transactions.

 Allison M. Lindh, Chief Compliance Officer of Liberty Associates, Inc. has made available to Brian Anson all records and information including all communications from regulatory agencies received through the date of this review January 31, 2026.

 Allison M. Lindh has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Liberty Associates, Inc.'s compliance with this exemption.

 If you would like additional information or have any questions, feel free to call me directly at (212) 869-8224.

Best Regards,

Allison M. Lindh
Chief Compliance Officer

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 • Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Liberty Associates, Inc.
New York, New York

I have reviewed management's statements, included in the accompanying Liberty Associates, Inc., Exemption Report in which (1) Liberty Associates, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Liberty Associates, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and 2 Liberty Associates, Inc. stated that Liberty Associates, Inc. met the identified exemption provision throughout the most recent fiscal year ended January 31, 2026 without exception. Liberty Associates, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Liberty Associates, Inc. did not hold customer funds or securities, did not carry accounts of or for customers, and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3. For a portion of the fiscal year the Firm introduced customer transactions on a fully disclosed basis through its clearing arrangement with RBC Correspondent Services. The Firm's securities activities during the year consisted of introducing and arranging institutional securities transactions, including participation in private placement and acting as a finder or referral agent in connection with capital markets transactions.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Liberty Associates, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
March 26, 2026